Public ASML reports € 2.8 billion sales in Q3, expects € 3 billion sales in Q4 ASML sees further growth for 2019 ASML 2018 Third-Quarter Results Veldhoven, the Netherlands October 17, 2018

Public Slide 2 October 17, 2018 Agenda • Investor key messages • Business highlights • Outlook • Product highlights • Financial statements

Public Slide 3 October 17, 2018 Investor key messages

Public Investor key messages Slide 4 October 17, 2018 • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • EUV will enable continuations of Moore’s Law and will drive long term value for ASML beyond the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy • We will outline our business opportunities through 2025 at our Investor Day on November 8th, 2018 at our headquarters in The Netherlands

Public Slide 5 October 17, 2018 Business highlights

Public Q3 results summary Slide 6 October 17, 2018 • Net sales of € 2,776 million, net systems sales valued at € 2,081 million, Installed Base Management sales of € 695 million • Gross margin of 48.1% • Operating margin of 29.5% • Net income as a percentage of net sales of 24.5% • Net bookings of € 2,200 million Installed Base Management equals our service and field option sales

Public Net system sales breakdown in value Slide 7 October 17, 2018 Q3’18 total value € 2,081 million Q2’18 total value € 2,086 million

Public Total net sales € million by End-use Slide 8 October 17, 2018 Installed Base Management Logic Memory As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers have not been adjusted to reflect these changes in accounting policy

Public Litho systems bookings activity by End-use Slide 9 October 17, 2018 Lithography systems Q3’18 total value New Used € 2,200 million Units 62 5 Lithography systems New Used Q2’18 total value Units 52 7 € 1,952 million Net bookings do not include High-NA EUV orders. Q3 bookings include 1 EUV system to be shipped to collaborative Research Center (imec) which will not be recognized in revenue.

Public Capital return to shareholders Slide 10 October 17, 2018 • € 362 million worth of shares have been repurchased in Q3 • Around € 1.7 billion of the 2018/2019 share buyback program remaining Dividend Share buyback 2009 YTD The dividend for a year is paid in the subsequent year Capital return is cumulative share buyback + dividend

Public Slide 11 October 17, 2018 Outlook

Public Q4 Outlook Slide 12 October 17, 2018 • Q4 2018 net sales of about € 3.0 billion ◦ Including EUV system revenue around € 500 million • Gross margin around 48% • R&D costs of about € 420 million • SG&A costs of about € 135 million • Effective annualized tax rate around 14%

Public Slide 13 October 17, 2018 Product highlights

EUV commitment to volume manufacturing continues Public Slide 14 October 17, 2018 • 5 EUV systems shipped and revenue recognized in Q3 Customers • Received 5 EUV orders in Q3 • Shipment plan of 6 systems in Q4, including 1 system commitment to insert EUV for a collaborative Research Center (imec), bringing in volume manufacturing by total shipments to 18 systems in 2018 ordering systems • Shipment plan of 30 systems in 2019 • Higher productivity system, >155 wph, NXE:3400C, shipments planned to begin in H2 2019 For volume manufacturing of logic and memory, ASML ASML delivered: • Multiple NXE:3400B systems at customer sites running commitment to securing system >125 wafers per hour performance, shipments and support • Availability progress supporting EUV ramp, consistency required for volume manufacturing continuously improving • Production and service capability in place to enable required volume in time

Public Slide 15 October 17, 2018 Financial statements

ASML
Public
Slide 16
October 17, 2018

Consolidated statements of operations € million

	Q3 2017 [1]	Q4 2017 [1]	Q1 2018	Q2 2018	Q3 2018
Net sales	2,447	2,561	2,285	2,740	2,776
Gross profit	1,050	1,156	1,113	1,187	1,336
Gross margin %	42.9	45.2	48.7	43.3	48.1
Other income [2]	24	24	—	—	—
R&D costs	(315)	(317)	(357)	(380)	(397)
SG&A costs	(103)	(113)	(114)	(117)	(122)
Income from operations	656	750	642	690	817
Operating income as a % of net sales	26.8	29.3	28.1	25.2	29.5
Net income	557	644	540	584	680
Net income as a % of net sales	22.8	25.1	23.6	21.3	24.5
Earnings per share (basic) €	1.30	1.50	1.26	1.37	1.60
Earnings per share (diluted) €	1.29	1.49	1.26	1.37	1.60
Lithography systems sold (units) [3]	55	57	49	58	53
Net booking value [4]	2,154	2,935	2,442	1,952	2,200

1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy.

2 Customer Co-Investment Program (CCIP).

3 Lithography systems do not include metrology and inspection systems.

4 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B and excluding the High-NA systems). Our Q3 2018 systems net bookings include 1 EUV system to be shipped to collaborative Research Center (imec) which will not be recognized in revenue.

These numbers have been prepared in accordance with US GAAP

Public Consolidated statements of Cash flows € million Slide 17 October 17, 2018 Q3 2017 1 Q4 2017 1 Q1 2018 Q2 2018 Q3 2018 Net income 557 644 540 584 680 Net cash provided by (used in) operating activities 400 1,037 191 759 492 Net cash provided by (used in) investing activities (72) (533) 182 (62) (245) Net cash provided by (used in) financing activities (154) (323) (160) (845) (366) Net increase (decrease) in cash & cash equivalents 163 181 206 (139) (123) Free cash flow* 302 882 56 624 358 Cash and cash equivalents and short-term investments 2,678 3,288 3,194 2,980 2,948 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. 1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative figures for the quarter and year ended have not been adjusted to reflect these changes in accounting policies. These numbers have been prepared in accordance with US GAAP

ASML
Public
Slide 18
October 17, 2018

Consolidated Balance sheets € million

Assets	Q3 2017 [1]	Q4 2017 [1]	Q1 2018	Q2 2018	Q3 2018
Cash & cash equivalents and short-term investments	2,678	3,288	3,194	2,980	2,948
Net accounts receivable and finance receivables	2,066	2,096	2,025	1,932	2,794
Contract assets	—	—	12	285	117
Inventories, net	2,998	2,958	3,231	3,217	3,403
Other assets	1,339	1,470	1,437	1,572	1,557
Tax assets	99	94	403	390	303
Equity method investments	1,008	982	971	979	985
Goodwill	4,565	4,541	4,541	4,542	4,541
Other intangible assets	1,191	1,166	1,146	1,130	1,109
Property, plant and equipment	1,552	1,601	1,560	1,585	1,572
Right-of-use assets	—	—	124	127	129
Total assets	17,496	18,196	18,644	18,739	19,458
Liabilities and shareholders' equity					
Current liabilities	2,974	3,342	3,132	3,381	3,546
Non-current liabilities	4,175	4,178	4,450	4,536	4,758
Shareholders' equity	10,347	10,676	11,062	10,822	11,154
Total liabilities and shareholders' equity	17,496	18,196	18,644	18,739	19,458

1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative figures for the quarter and year ended have not been adjusted to reflect these changes in accounting policies.

These numbers have been prepared in accordance with US GAAP

Public Forward looking statements Slide 19 October 17, 2018 This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and target effective annualized tax rate, and expected financial results and trends for the rest of 2018 and 2019, expected revenue growth and demand for ASML’s products in logic and memory, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, expected industry trends and expected trends in the business environment, statements with respect to the commitment of customers to insert EUV into volume manufacturing by ordering systems, statements with respect to roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, progress supporting EUV ramp and improving consistency, productivity, throughput, and production and service capability enabling required volume as planned, including expected shipments (including expected EUV shipments in Q4 2018 and the full year and planned EUV shipments in 2019), statements with respect to the expected benefits of the introduction of the new DUV system and expected demand for such system, the expected benefits of HMI’s e-beam metrology capabilities, including the expansion of ASML’s integrated Holistic Lithography solutions through the introduction of a new class of pattern fidelity control, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, DUV, Holistic Lithography and EUV providing unique value drivers for ASML and its customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.